                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/x/ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person*

   Burke,   Robert     W.
   (Last)  (First)  (Middle)

   14 Vom Eigen Drive
   (Street)

   Covent Station, NJ 07960
   (City)  (State)  (Zip)

2. Issuer Name and Ticker or Trading Symbol

   K2 Design, Inc. (KTWO)

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for Month/Year

   February 1999

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   / / Director                            / / 10% Owner
   / / Officer (give title below)          / / Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)

   /x/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person

* If the form is filed by more than one reporting person, see instruction
  4(b)(v).

                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                            of Secu-
                                                                                            rities
                                                          4. Securities Acquired (A)        Bene-     6. Ownership
                               2. Trans-   3. Trans-         or Disposed of (D)             ficially     Form:
                                  action      action         (Instr. 3, 4 and 5)            Owned        Direct      7. Nature of
                                  Date        Code        -----------------------------     at End       (D) or         Indirect
                                  (Month/     (Instr. 8)                (A)                 of Month     Indirect       Beneficial
1. Title of Security              Day/     -------------     Amount     or     Price        (Instr.      (I)            Ownership
   (Instr. 3)                     Year)     Code     V                  (D)                 3 and 4)     (Instr. 4)     (Instr. 4)
-----------------------------  ----------  ------  -----  ------------  ---  ----------  -----------  -------------  ---------------
Common Stock                   2/17/99      M       V      11,000(1)     A    $1.75/sh      286,000          D

                            Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action   4. Transac-       Acquired (A) or             (Month/Day/Year)
                                             Price of     Date        tion Code      Disposed of (D)          ----------------------
                                             Deriv-       (Month/     (Instr. 8)     (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/     -------------  --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)     Code     V        (A)           (D)       able        Date
----------------------------------------  -----------  ----------  ------  -----  ------------  ------------  ----------  ----------
Options to purchase(1)                     $1.625/sh   2/26/99      J                            100,000      12/16/97     2/26/99

Options to purchase(2)                     $1.75/sh    12/16/97     J             275,000                     12/16/97     12/15/07

                                                                                      9. Number of   10. Ownership
                                                                                         Derivative      Form of
                                                                                         Securities      Derivative
                             7. Title and Amount of Underlying                           Benefi-         Security:
                                Securities (Instr. 3 and 4)                              cially          Direct      11. Nature of
                             ----------------------------------------  8. Price of       Owned at        (D) or          Indirect
                                                           Amount or      Derivative     End of          Indirect        Beneficial
1. Title of Derivative                  Title              Number of      Security       Month           (I)             Ownership
   Security (Instr. 3)                                      Shares        (Instr. 5)     (Instr. 4)      (Instr. 4)      (Instr. 4)
---------------------------  ---------------------------  -----------  -------------  -------------  --------------  ---------------
Options to purchase(1)            Common Stock              100,000                      275,000            D

Options to purchase(2)            Common Stock              275,000       $1.75/sh       275,000            D

Explanation of Responses:

(1) Pursuant to Mr. Burke's Employment Termination Agreement dated February 26, 1999, 100,000 shares of Common Stock subject to options were terminated.

(2) As previously reported, the transaction involves the grant to Mr. Burke of options to purchase 68,750 shares of common stock of the Issuer from each of David Centner, Matthew de Ganon, Douglas Cleek and Bradley Szollose.


         /s/ Robert W. Burke                     March 5, 1999
---------------------------------------    --------------------------
    **Signature of Reporting Person                   Date
            Robert W. Burke

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).